

November 15, 2022

Al Kapoor
Chief Executive Officer
OmniLit Acquisition Corp.
1111 Lincoln Road, Suite 500
Miami Beach, FL 33139

      Re: OmniLit Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed November 9, 2022
          File No. 001-41034

Dear Al Kapoor:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed November 9, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity

Al Kapoor
OmniLit Acquisition Corp.
November 15, 2022
Page 2

in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-3457 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher J. Capuzzi, Esq.